SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN STEEL SALES REACH 1.6 MILLION TONNES IN 3Q12, A COMPANY RECORD

São Paulo, October 31, 2012

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2012 (3Q12), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2012 (2Q12) and third quarter of 2011 (3Q11), unless otherwise stated. On September 28, 2012, the Real/U.S. Dollar exchange rate was R$2.031.

•         Net revenue totaled R$4.3 billion in 3Q12, 3% up on the 2Q12. In the same period, domestic market net revenue increased by 14%;

•         3Q12 steel sales volume reached the record level of 1.6 million tonnes, 13% more than in 2Q12 and 35% up year-on-year. Sales in 9M12 amounted to 4.3 million tonnes, 17% higher than in 9M11;

•         Domestic market steel sales reached 1.3 million tonnes in 3Q12, also a new record, 21% higher than in 2Q12 and 24% up on the same period last year. Year-to-date domestic sales volume totaled 3.3 million tonnes, a 5% improvement over the first nine months of 2011.

Executive Summary

Consolidated Highlights	3Q12	2Q12	3Q11	3Q12 x 2Q12	3Q12 x 3Q11
				(Change)	(Change)
Net Revenue (R$ MM)	4,267	4,137	4,241	3%	1%
Gross Profit (R$ MM)	1,164	1,156	1,719	1%	-32%
Adjusted EBITDA (R$ MM)	1,076	1,120	1,703	-4%	-37%
Adjusted EBITDA Margin (%)	25%	27%	40%	- 2 p.p.	-15 p.p.
Total Sales (thousand t)
- Steel	1,589	1,412	1,180	13%	35%
- Domestic Market	79%	74%	86%	5 p.p.	-7 p.p.
- Overseas Subsidiaries	19%	23%	10%	-4 p.p.	9 p.p.
- Export	2%	3%	4%	-1 p.p.	-2 p.p.
- Iron Ore[1]	6,564	6,099	7,972	8%	-18%
- Domestic Market	3%	3%	4%	-	-1 p.p.
- Export	97%	97%	96%	-	1 p.p.
Net Debt (R$ MM)	15,644	15,605	12,069	-	30%
Cash Position	14,554	13,690	15,635	6%	-7%
(1) Sales volumes include 100% of NAMISA sales

At the close of 3Q12

•    BM&FBovespa: CSNA3 R$11.42/share

•    NYSE: SID US$5,63/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Appreciation of share (CSNA3): 0.4%

•    Appreciation of ADR (SID): -0.7%

•    Market Cap: R$16.7 billion/US$8.2 billion

Investor Relations Team

- IR Executive Officer: David Salama +55 (11) 3049-7588

- IR Manager: Claudio Pontes - +55 (11) 3049-7592

- Specialist: Fernando Campos - +55 (11) 3049-7591

- Specialist: Kate Murano - +55 (11) 3049-7585

- Analyst: Leonardo Goes – +55 (11) 3049-7593

- Trainee:  Ana Troster – +55 (11) 3049-7526

invrel@csn.com.br

1

Economic Scenario

The global economy is still marked by a climate of uncertainty and growth prospects remain low. In the Eurozone, besides political issues, doubts concerning the solidity of the banking system in certain member countries remain. In the United States, the economic recovery remained sluggish, influenced by the political risk of a fiscal squeeze and the reduced momentum of the job market. The outlook for the emerging countries in Asia and Latin America is one of moderate growth, influenced by the weak performance of the mature economies. In this context, the International Monetary Fund (IMF) revised its 2012 global growth estimate down from 3.5% in July to 3.3% in October.

USA

In a fragile global environment, the U.S. economy has still been posting a modest recovery, with growth of 2.0% in 3Q12, chiefly due to increased personal consumption expenses, federal government expenditures and residential investments.

Despite the 0.4% increase in industrial production in September, the latest FED figures indicate a 0.4% reduction in 3Q12. The manufacturing Purchasing Managers Index (PMI), climbed from 49.6 points in August to 51.5 points in September, the first upturn after three consecutive months of decline.

The FED’s Beige Book for September showed that economic activity was still recording moderate growth.

The FED once again reduced its annual GDP forecasts in September. It now expects growth of between 1.7% and 2.0%, versus the 1.9% to 2.4% estimated in July. It also expects annual inflation of between 1.7% and 1.8% and unemployment of between 8.0% and 8.2%.

Europe

According to Eurostat, Eurozone GDP decreased by 0.2% in 2Q12 over the previous quarter, impacted by increasing financial pressures in the region’s peripheral countries. The main peripheral economies are in recession, affecting other European economies due to their strong financial and trade links. The European Central Bank expects Eurozone GDP to shrink by between 0.6% and 0.2% in 2012.

In the UK, preliminary figures are pointing to a GDP upturn of 1% in 3Q12. This positive result was due to the Olympic Games held in August and is the strongest growth recorded in the last 5 years. For 2012, the Bank of England expects annual GDP to remain flat over the year before.

In an attempt to mitigate the scenario, at the beginning of October the Eurozone Finance Ministers launched a new €500 billion rescue fund, called the European Stability Mechanism (ESM), which will allow banks to be recapitalized directly.  However, the resistance of some member countries to partially give up their sovereignty hampers the creation of a fiscal and banking union.

Eurozone manufacturing PMI reached 46.1 points in September, its highest level for six months. The only two countries to record an upturn were Ireland and the Netherlands, with 51.8 and 50.8 points, respectively. France’s slide to 42.7 points was one of the most accentuated in its history.

In August, Eurozone unemployment averaged 11.4%, in line with July’s figure, equivalent to 18.2 million people out of work. Germany, with 5.5%, had one of the lowest rates, while Spain and Greece had the highest –  25.1% and 24.4%, respectively. Annualized inflation reached 2.6% in September, stable when compared to August.

Asia

The Chinese economy has continued to grow, despite the slightly reduced pace. GDP increased by 7.4% in 3Q12, below the 7.6% recorded in 2Q12, marking the seventh consecutive slowdown. The more modest GDP growth this year is primarily due to the reduced pace of exports and investments. The Chinese Central Bank estimates a 7.5% GDP growth for 2012, with a recovery in the final quarter of the year.

2

Chinese manufacturing PMI reached 47.9 points in September, a slight improvement over the 47.6 points registered in August, while year-to-date industrial output recorded growth of 10% over 9M11 and retail sales moved up by 14% in the same period. Inflation between January and September averaged 2.8%.

In Japan, GDP posted annualized growth 0.7% in 2Q12 when compared to the same period in the previous year, while in 1Q12 an annualized growth of 5.3% was registered in relation to 1Q11. This slowdown reflects the end of post-earthquake reconstruction. For 2012 as a whole, the Japanese Center for Economic Research expects growth of 2.0%.

Brazil

The recovery in domestic economic activity has been gradual, but the tendency is for the pace to pick up in the second half, continuing in 2013. Domestic demand has been positively impacted by the government’s monetary policy initiatives and stimulus measures. These effects, together with the public service concession programs and the gradual recovery in confidence, have led to healthy investment prospects.

According to the IBGE (Brazilian Institute of Geography and Statistics), GDP moved up by 0.6% in 1H12 over the first half of 2011. The Central Bank’s latest FOCUS report points to a GDP growth of 1.5% in 2012, below the 3.3% expected at the beginning of the year.

In August, industrial output increased by 1.5% over July, leading to an year-to-date fall of 3.4%, which reflected the negative results at the beginning of 2012.

Inflation measured by the IPCA consumer price index inched up by 0.57% in September, resulting in a rate of 3.77% in the first nine months of 2012.

The Monetary Policy Committee (COPOM) promoted the tenth successive reduction in the Selic base rate, which reached 7.25% in October, having begun the year at 11.00%.

In the first nine months of 2012, the real depreciated by 8.3% over the U.S. dollar, reaching an exchange rate of R$2.03/US$ on September 28, while foreign reserves closed the third quarter at US$379 billion.

Macroeconomic Projections

	2012	2013
IPCA (%)	5.45	5.40
Commercial dollar (final) – R$	2.01	2.01
SELIC (final - %)	7.25	7.75
GDP (%)	1.54	4.00
Industrial Production (%)	-2.10	4.15
Source: FOCUS BACEN	Base: October 26, 2012

Net Revenue

CSN recorded consolidated net revenue of R$4,267 million in 3Q12, 3% up on 2Q12, while net revenue from domestic sales increased by 14%. This improvement was chiefly due to higher steel product sales volume, particularly in the local market, partially offset by the reduction in iron ore prices.

3

Cost of goods sold (COGS)

In 3Q12, consolidated COGS reached R$3,103 million, 4% up on the previous quarter, chiefly due to higher steel sales.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$391 million in 3Q12, 20% more than in 2Q12. This increase is chiefly due to retroactive reclassifications in SWT, from COGS to Selling, General and Administrative Expenses.

The “Other Operating Expenses” line was negative by R$115 million in 3Q12, versus a negative R$2,283 million in 2Q12, essentially due to the reclassification of CSN’s accumulated losses from its investments in Usiminas’ common and preferred shares, which were previously booked under other comprehensive income line in Shareholders’ Equity to the income statement in 2Q12.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,076 million in 3Q12, 4% down on the R$1,120 million recorded in 2Q12, basically due to lower iron ore prices, partially offset by higher steel sales.

Adjusted EBITDA margin came to 25%, 2 p.p. less than in 2Q12.

Financial Result and Net Debt

The 3Q12 net financial result was negative by R$497 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$551 million;

▪  Expenses of R$33 million with the monetary restatement of tax payment installments;

▪  Other financial expenses of R$11 million.

These negative effects were partially offset by:

▪  Returns on financial investments of R$52 million;

▪  Monetary and exchange variations totaling R$46 million.

On September 30, 2012, consolidated net debt stood at R$15.6 billion, stable in relation to the figure of June 30, 2012. It is worth mentioning certain factors that offset one another:

▪  Investments of R$0.8 billion in fixed assets;

▪  A R$0.5 billion effect from disbursements related to debt charges.

These effects were offset by adjusted EBITDA of R$1.1 billion, a R$0.1 billion reduction in working capital and other accumulated effects totaling R$0.1 billion.

The net debt/EBITDA ratio closed the third quarter at 3.28x, based on LTM adjusted EBITDA.

It is worth noting that in September the Company issued non-convertible debentures in the amount of R$1,565 million, maturing in 2015.

4

Consolidated Net Income

CSN posted consolidated net income of R$159 million in 3Q12, versus a net loss of R$1.0 billion in 2Q12, when the accounting reclassification described under “Other Operating Expenses” occurred.

Capex

CSN invested R$892 million in 3Q12, R$517 million of which in the parent company, allocated as follows:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$136 million;

✓  Construction of the long steel plant: R$144 million;

✓  Expansion of the clinker plant: R$42 million;

✓  Current investments: R$61 million.

The remaining R$375 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$229 million;

✓  MRS Logística: R$80 million;

✓  Namisa: R$29 million.

Working Capital

Working capital closed 3Q12 at R$2,170 million, R$131 million down on the end of 2Q12, chiefly reflecting the Company's improved management of inventories. Compared to the close of 2Q12, the average inventory turnover period was reduced in six days, the average receivables period was narrowed in one day and the average supplier payment period moved down by two days, improving the cash conversion cycle by five days.

5

WORKING CAPITAL (R$ MM)	2Q12	3Q12	Change
			3Q12 x 2Q12
Assets	4,372	4,268	(104)
Accounts Receivable	1,657	1,636	(21)
Inventory (*)	2,648	2,509	(139)
Advances to Taxes	67	123	56
Liabilities	2,071	2,098	27
Suppliers	1,517	1,475	(42)
Salaries and Social Contribution	231	272	41
Taxes Payable	294	289	(5)
Advances from Clients	29	62	33
Working Capital	2,301	2,170	(131)

TURNOVER RATIO Average Periods	2Q12	3Q12	Change
			3Q12 x 2Q12
Receivables	31	30	(1)
Supplier Payment	48	46	(2)
Inventory Turnover	84	78	(6)
Cash Conversion Cycle	67	62	(5)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment (R$ million)

6

Adjusted EBITDA by segment (R$ million)

The Company’s consolidated results by business segment are presented below:

R$ million								3Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,917	937	41	284	56	109	(77)	4,267
Domestic Market	2,338	142	41	284	56	109	(125)	2,845
Foreign Market	579	795	-	-	-	-	48	1,422
Cost of Goods Sold	(2,323)	(571)	(21)	(183)	(40)	(76)	110	(3,103)
Gross Profit	594	366	20	101	16	33	34	1,164
Selling, General and Administrative	(216)	(16)	(5)	(25)	(5)	(16)	(108)	(392)
Depreciation	189	48	2	35	4	6	19	304
Adjusted EBITDA	567	398	17	111	14	24	(55)	1,076
Adjusted EBITDA Margin	19%	42%	40%	39%	26%	22%		25%

R$ million								2Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,652	1,117	35	263	57	94	(81)	4,137
Domestic Market	1,968	187	35	263	57	94	(107)	2,497
Foreign Market	684	930	-	-	-	-	27	1,640
Cost of Goods Sold	(2,234)	(535)	(20)	(183)	(33)	(79)	104	(2,981)
Gross Profit	418	581	15	80	24	15	23	1,156
Selling, General and Administrative	(136)	(21)	(5)	(24)	(5)	(18)	(117)	(327)
Depreciation	190	47	2	33	4	8	8	291
Adjusted EBITDA	471	607	12	88	23	6	(86)	1,120
Adjusted EBITDA Margin	18%	54%	33%	34%	40%	6%		27%

7

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.14 billion tonnes in the first nine months of 2012, remaining flat over 9M11, with China, responsible for 535 million tonnes, recording growth of 1%. Existing global capacity use increased from 75.5% in August to 77.7% in September.

The WSA expects global demand to slow, reined in by the European crisis and the reduced pace of Chinese economic growth, and has consequently revised its 2012 apparent steel consumption forecast down to 2.1% from 3.6% in April. For China, it expects growth of 2.5%, less than the 4% announced in April.

According to the Brazilian Steel Institute (IABr), 9M12 domestic production totaled 26.0 million tonnes of crude steel, 3% down on 9M11, and 11.2 million tonnes of rolled flat steel, up by 5% over the same period in 2011.

Domestic flat steel sales stood at 8.5 million tonnes in the first nine months, 1% down on 9M11, while flat steel exports fell 20%, to 1.3 million tonnes.

In the same period, domestic apparent flat steel consumption totaled 10.2 million tonnes, a reduction of 2% over 9M11.

Year-to-date flat steel imports stood at 1.6 million tonnes, 5% less than in the same period last year.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 910 thousand units in 3Q12, 12% up on 2Q12, and 2.5 million in the first nine months of the year, 5.7% less than in 9M11.

Vehicle sales totaled 1.07 million units in 3Q12, a substantial 19% increase over the previous quarter. On the other hand, exports fell by 11% in the same period to 99 thousand units. In the first nine months, sales reached 2.8 million units, 4% up on 9M11, while exports plunged by 18% to 322 thousand units.

Given the recovery in vehicle sales and the record licensing of new vehicles in August, thanks to the IPI (federal VAT) tax reduction, FENABRAVE (the Vehicle Distributors’ Association) has revised its auto market estimates and now expects car and light commercial vehicle sales to grow by 8.0%, versus the previous forecast of a 0.4% reduction.

ANFAVEA is maintaining its annual vehicle licensing growth estimate at between 4% and 5%, with sales of 3.81 million units, including cars, light commercial vehicles, trucks and buses.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials through August increased by 2.1% year-on-year, fueled by the upturn in credit availability for individuals. The institution expects the sector to record growth of 3.4% in 2012.

An ABRAMAT survey indicated increased optimism by sector entrepreneurs in relation to the government’s incentive measures.

Also according to ABRAMAT, 2012 revenue should grow by 3.4%, reaching a new record, while sales of base materials, such as cement and rebars, are expected to increase by 3%.

Home Appliances

According to Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association), appliance sales recorded a 22% year-on-year upturn in the first seven months of 2012.

The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) until the end of December. As a result, Eletros expects sales of these items to increase by between 15% and 20% in 4Q12 over 4Q11, closing 2012 with annual growth of 15%.

8

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled around 3.3 million tonnes in 9M12, 0.7% more than in 9M11, while purchases by the associated network totaled 3.2 million tonnes, 4.1% more than in 9M11.

Inventories totaled 949 thousand tonnes at the end of September, 1.4% lower than in August, with a turnover of 2.7 months of sales.

INDA has revised its 2012 annual growth estimate down to around 2%, versus its 6% forecast at the beginning of the year.

Consolidated Sales Volume

CSN sold a record of 1.6 million tonnes of steel in 3Q12, 13% more than in 2Q12.  Of this total, 79% was sold on the domestic market (5 p.p. up on 2Q12), 19% by overseas subsidiaries and direct exports accounted for 2%.

Domestic Sales Volume

Domestic sales totaled a record of 1.3 million tonnes in 3Q12, 21% up on 2Q12, reflecting the Company’s strategy of prioritizing the domestic market.

Foreign Sales Volume

Foreign steel sales reached 332 thousand tonnes in 3Q12. Of this total, the Company’s overseas subsidiaries sold 297 thousand tonnes, with SWT alone accounting for 191 thousand tonnes. Direct exports totaled 35 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,815 in 3Q12, stable in relation to the R$1,814 recorded in 2Q12.

Consolidated Net Revenue

Net revenue from steel operations totaled R$2,917 million in the third quarter, a 10% increase in relation to 2Q12.

Consolidated Cost of Goods Sold (COGS)

Steel segment COGS reached R$2,323 million in 3Q12, 4% up on the 2Q12 figure, chiefly due to higher sales volume. It is important to highlight that COGS of R$1,462 per tonne in 3Q12 presented an 8% reduction in relation to R$1,582 per tonne in 2Q12.

Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$567 million in 3Q12, 20% up on the R$471 million recorded in 2Q12, basically due to the effects described above, accompanied by an adjusted EBITDA margin of 19%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.3 million tonnes of crude steel in 3Q12, 7% higher than in 2Q12, and 1.2 million tonnes of rolled flat steel.

Production (in thousand t)	2Q12	3Q12	Change
			3Q12 x 2Q12
Crude Steel	1,213	1,292	7%
Total Rolled Products	1,164	1,168	-

9

Production Costs (Parent Company)

In 3Q12, the Presidente Vargas Steelworks’ total production costs stood at R$1,648 million, 6% more than the R$1,559 million reported in 2Q12, due to:

Raw Materials: increase of R$46 million, primarily related to the following inputs:

- Coal: upturn of R$40 million, due to increased consumption.

- Other raw materials: increase of R$6 million.

Other production costs: upturn of R$29 million.

Labor: increase of R$9 million.

Depreciation: increase of R$5 million.

Mining

Scenario

The seaborne iron ore market has been marked by price volatility in recent months, reflecting the uncertainties and challenges related to the global economic scenario.

While Europe suffered a downturn in steel production, the Chinese steel market has been marked by stable output, declining prices and the replacement of domestic iron ore consumption by imports.

As a result, iron ore prices (Platts IO Fines 62% CFR China) reached US$88.50/dmt in September, after closing June at US$135.25/dmt.

The 1% Fe quality premium also recorded a decline, hovering between US$2.00 and US$3.25/dmt in 3Q12, versus US$3.00-3.75/dmt in the previous quarter.

10

However, the Chinese government’s announcement of a US$157 billion infrastructure investment package in September helped push up prices, which reached US$120.50/dmt on October 29. These investments will be allocated to railways, highways, ports, airports, power generation and water treatment plants, with a positive impact on iron ore demand.

In regard to freight, the Tubarão/Qingdao route registered an average of US$18.23/wmt in 3Q12, 6.5% down on 2Q12, reflecting the decline in ship chartering prices due to reduced demand.

Iron ore sales

In 3Q12, sales of finished iron ore products totaled 6.6 million tonnes1, 8% up on 2Q12, 4.5 million tonnes of which sold by Namisa.

Exports stood at 6.3 million tonnes.

The Company’s own consumption amounted to 1.6 million tonnes.

Considering CSN’s 60% interest in Namisa, consolidated sales reached 4.8 million tonnes in 3Q12, 6% up on 2Q12.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$937 million in 3Q12, 16% less than in 2Q12, due to the reduction in iron ore prices, partially offset by the period increase in sales volume.

Cost of Goods Sold (COGS)

Mining COGS stood at R$571 million in 3Q12, 7% up on 2Q12, due to the upturn in sales volume.

Adjusted EBITDA

In 3Q12, adjusted EBITDA from mining operations totaled R$398 million, 34% less than in 2Q12, basically reflecting the lower prices in 3Q12, accompanied by an adjusted EBITDA margin of 42%.

Logistics

Scenario

Railway Logistics

Aiming to restore rail transport as a thriving logistics alternative in Brazil, in August the government launched the Logistics Investment Program, which envisages the expansion of 12 federal railway stretches by a total of 10 thousand kilometers. Investments are estimated at R$91 billion, R$56 billion of which by 2017.

Additionally, according to ABIFER (Brazilian Railway Industry Association), the local railway equipment industry should record revenue of R$4.7 billion in 2012, 12% more than in 2011.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (including organized ports and private terminals) handled around 434 million gross tonnes in the first half of 2012, 5.3% up on 1H11, with the organized ports accounting for 35% of the total.

In 1H12, bulk solids handling totaled 254 million tonnes, 2.9% up on 1H11, while bulk liquids totaled 112 million tonnes, up by 8.9%. Container handling amounted to 3.8 million TEUs1, 6.6% more than in the same period last year.

According to a survey conducted by ABTP (the Brazilian Association of Port Terminals), port sector companies are expected to invest R$44 billion in the coming years, R$10 billion of which in container terminals.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

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Analysis of Results

Railway Logistics

MRS and Transnordestina’s individual third-quarter results had not yet been announced up to the publication of this release.

In 3Q12, net revenue from railway logistics totaled R$284 million, COGS stood at R$183 million and adjusted EBITDA amounted to R$111 million, accompanied by an adjusted EBITDA margin of 39%.

Port Logistics

In 3Q12, net revenue from port logistics amounted to R$41 million, COGS totaled R$21 million and adjusted EBITDA stood at R$17 million, with an adjusted EBITDA margin of 40%.

Cement

Scenario

According to SNIC (the Cement Industry Association), domestic cement sales totaled 51 million tonnes in 2012 through September, 7.4% more than in the same period 2011. In the last twelve months, cement sales reached 67 million tonnes, 7.4% up on the previous 12-month period.

Analysis of Results

Cement sales totaled 558 thousand tonnes in 3Q12, 20% more than in the previous quarter, pushing up net revenue to R$109 million. At the same time, COGS fell to R$76 million and adjusted EBITDA stood at R$24 million, while the adjusted EBITDA margin widened to 22% in 3Q12.

Energy

Scenario

According to EPE (Energy Research Company), in 2012 through September, Brazilian electricity consumption increased by 3.4% over 9M11, led by the commercial and residential segments which recorded respective growth of 7.2% and 4.3%. Due to the slowdown in industrial activity, industrial consumption only edged up by 0.4%.

Analysis of Results

In 3Q12, net revenue from the energy segment amounted to R$56 million, COGS totaled R$40 million and adjusted EBITDA reached R$14 million, with an adjusted EBITDA margin of 26%.

Capital Market

In 3Q12, CSN’s shares appreciated by 0.4%, while the IBOVESPA gained 9% in the same period. On the NYSE, CSN’s ADRs fell by 0.7%, versus the Dow Jones’ 4% appreciation.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$71.9 million in 3Q12, 31% more than the R$54.9 million recorded in 2Q12. On the NYSE, daily traded volume of CSN’s ADRs averaged US$40.7 million, 11% higher than the US$36.8 million posted in the previous quarter.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2Q12	3Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	11.38	11.42
Closing price (US$/share)	5.67	5.63
Market Capitalization (R$ million)	16,592	16,650
Market Capitalization (US$ million)	8,267	8,208
Total return including dividends and interest on equity
CSNA3 (%)	-31%	0.4%
SID (%)	-37%	-0.7%
Ibovespa	-16%	9%
Dow Jones	-3%	4%
Volume
Average daily (thousand shares)	3,914	6,435
Average daily (R$ Thousand)	54,893	71,875
Average daily (thousand ADRs)	5,078	7,331
Average daily (US$ Thousand)	36,782	40,674
Source: Economática

12

Webcast – 3Q12 Earnings Presentation

Conference Call in Portuguese with
Simultaneous Translation into English

Thursday, November 1, 2012

8:00 a.m. – US ET

10:00 a.m. – Brasília time

Connecting number: +1 (516) 300-1066

Conference ID: CSN

Webcast:  www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.   CSN recorded consolidated net revenue of R$16.5 billion in 2011.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other operating revenue and expenses, which are excluded due to their predominantly non-recurring nature. CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

13

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	3Q11	2Q12	3Q12
Net Revenues	4,240,694	4,136,827	4,267,174
Domestic Market	2,828,622	2,496,615	2,844,738
Foreign Market	1,412,072	1,640,212	1,422,436
Cost of Goods Sold (COGS)	(2,522,120)	(2,981,047)	(3,103,390)
COGS, excluding depreciation	(2,309,118)	(2,699,129)	(2,809,463)
Depreciation allocated to COGS	(213,002)	(281,918)	(293,927)
Gross Profit	1,718,574	1,155,780	1,163,784
Gross Margin (%)	41%	28%	27%
Selling Expenses	(108,842)	(176,472)	(228,365)
General and Administrative Expenses	(119,554)	(141,125)	(153,458)
Depreciation allocated to SG&A	(8,723)	(8,943)	(9,677)
Other operation income (expense), net	(145,666)	(2,282,700)	(114,863)
Equity interest in subsidary	-	-	(79)
Operational income before financial results	1,335,789	(1,453,460)	657,342
Net Financial Results	(340,500)	(317,938)	(496,677)
Income before social contribution and income taxes	995,289	(1,771,398)	160,665
Income Tax e Social Contribution	101,941	722,957	(1,570)
Net Income	1,097,230	(1,048,441)	159,095
Attributed to Controlling Shareholders	1,118,187	(1,032,360)	169,714
Attributed to Non-Controlling Shareholders	(20,957)	(16,081)	(10,619)
Adjusted EBITDA	1,703,180	1,120,101	1,075,888
Adjusted EBITDA Margin (%)	40%	27%	25%

14

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$)
	3Q11	2Q12	3Q12
Net Revenues	2,549,913	2,556,448	2,774,202
Domestic Market	2,240,244	2,255,827	2,555,478
Foreign Market	309,669	300,621	218,724
Cost of Goods Sold (COGS)	(1,713,932)	(1,944,371)	(2,158,245)
COGS, excluding depreciation	(1,544,862)	(1,722,998)	(1,933,223)
Depreciation allocated to COGS	(169,070)	(221,373)	(225,022)
Gross Profit	835,981	612,077	615,957
Gross Margin (%)	33%	24%	22%
Selling Expenses	(65,742)	(77,533)	(84,573)
General and Administrative Expenses	(73,165)	(88,228)	(78,632)
Depreciation allocated to SG&A	(3,245)	(3,514)	(3,857)
Other operation income (expense), net	(55,717)	(1,434,635)	(101,682)
Equity interest in subsidary	2,018,759	319,555	341,677
Operational Income before financial results	2,656,871	(672,278)	688,890
Net Financial Results	(1,734,836)	(1,174,465)	(661,975)
Income before social contribution and income taxes	922,035	(1,846,743)	26,915
Income Tax and Social Contribution	196,152	814,383	142,799
Net Income	1,118,187	(1,032,360)	169,714

15

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	09/30/2012	06/30/2012	09/30/2012	06/30/2012
Current Assets	21,024,857	20,365,286	7,885,563	7,665,896
Cash and Cash Equivalents	14,553,711	13,690,478	2,907,275	2,566,569
Trade Accounts Receivable	1,636,411	1,656,540	1,162,981	1,089,788
Other Trade Accounts Receivable	169,619	220,560	737,112	747,229
Inventory	3,583,346	3,693,270	2,711,359	2,835,952
Guarantee margin of financial instruments	415,211	-	-	-
Intercompany Loans	7,293	1,654	72,101	4,452
Others	659,266	1,102,784	294,735	421,906
Non-Current Assets	28,340,224	27,089,987	39,229,175	37,737,400
Long-Term Assets	5,434,522	5,445,771	4,929,202	4,981,439
Investments	1,923,283	1,218,532	22,972,075	21,684,420
PP&E	20,164,127	19,611,088	11,309,014	11,051,623
Intangible	818,292	814,596	18,884	19,918
TOTAL ASSETS	49,365,081	47,455,273	47,114,738	45,403,296
Current Liabilities	5,633,091	5,674,534	5,224,530	6,256,949
Suppliers	1,650,324	1,517,224	921,583	761,812
Taxes and Contributions	288,210	225,363	69,834	34,341
Loans and Financing	1,989,384	2,431,577	2,183,289	3,552,926
Dividends Payable	350,592	237,381	350,592	239,655
Others	1,354,581	1,262,989	1,699,232	1,668,215
Non-Current Liabilities	35,292,945	33,910,367	33,857,477	31,692,822
Loans, Financing and Debentures	28,208,397	26,863,528	22,244,375	20,127,840
Provisions for contingencies, net judicial deposits	1,322,996	1,294,521	2,050,162	1,992,122
Deferred Income Tax and Social Contribution	167,115	162,434	-	-
Accounts Payable with Subsidiaries	3,088,050	3,084,095	7,720,126	7,710,238
Others	2,506,387	2,505,789	1,842,814	1,862,622
Shareholders' Equity	8,439,045	7,870,372	8,032,731	7,453,525
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserve	4,539,075	4,539,075	4,539,075	4,539,075
Retained Earnings	(1,100,933)	(1,159,644)	(1,100,933)	(1,159,644)
Other Comprehensive Income	54,559	(465,936)	54,559	(465,936)
Non-Controlling Shareholders Interest	406,314	416,847	-	-
TOTAL LIABILITIES AND SHAREHOLERS' EQUITY	49,365,081	47,455,273	47,114,738	45,403,296

16

CASH FLOW
CONSOLIDATED – Corporate Law – (In Thousand of R$)
	3Q11	2Q12	3Q12
Cash Flow from Operating Activities	1,045,066	306,858	827,345
Net income for the period	1,097,230	(1,048,441)	159,095
Foreign exchange and monetary variations, net	182,481	(224,354)	(58,038)
Provision for financial expenses	743,520	581,366	551,062
Depreciation, exhaustion and amortization	225,489	294,042	307,593
Write-off of permanent assets	-	2,606	6,129
Equity results	-	-	79
Impairment of Available for Sale Securities	-	2,022,793	-
Provisions for swap	(77,668)	-	-
Result from derivative financial instruments	-	(42,817)	13,618
Deferred income taxes and social contribution	(120,556)	(781,445)	(89,883)
Provisions	(31,181)	185,874	60,899
Working Capital	(974,249)	(682,766)	(123,209)
Accounts Receivable	(53,025)	83,827	17,923
Inventory	(572,218)	(67,607)	151,962
Receivables from joint subsidiaries	87,854	(33,240)	(44,823)
Suppliers	130,068	159,063	127,970
Taxes	27,398	(229,790)	129,761
Interest Expenses	(654,008)	(584,173)	(529,760)
Judicial Deposits	(52)	(21,502)	8,694
Others	59,734	10,656	15,064
Cash Flow from Invesment Activities	(2,022,279)	(605,827)	(795,455)
Derivatives	(115,438)	148,877	27,643
Investments	(523,641)	(80,876)	(25,833)
Fixed Assets/Deferred/Intangible	(1,383,200)	(673,828)	(797,265)
Cash Flow from Financing Activities	3,127,583	(1,363,180)	785,204
Issuances	3,417,558	186,968	1,834,446
Amortizations	(406,420)	(406,688)	(1,049,178)
Dividends / Interest on equity	(51)	(1,199,654)	(64)
Payment of Capital - Non-Controlling Shareholders	116,496	56,194	-
Foreign Exchange Variation on Cash and Cash Equivalents	1,799,800	1,208,613	46,139
Free Cash Flow	3,950,170	(453,536)	863,233

17

SALES VOLUME AND NET REVENUE PER UNIT (STEEL) CONSOLIDATED

SALES VOLUME (thousand tonnes)
	3Q11	2Q12	3Q12
DOMESTIC MARKET	1,012	1,040	1,257
Slabs	1	-	-
Hot Rolled	472	483	583
Cold Rolled	177	186	253
Galvanized	241	260	308
Tin Plate	121	111	113
FOREIGN MARKET	168	372	332
Slabs	-	-	-
Hot Rolled	-	5	2
Cold Rolled	12	14	13
Galvanized	113	103	96
Tin Plate	43	40	30
Steel Profiles	-	210	191
TOTAL MARKET	1,180	1,412	1,589
Slabs	1	-	-
Hot Rolled	472	488	585
Cold Rolled	189	200	266
Galvanized	354	363	404
Tin Plate	164	151	143
Steel Profiles	-	210	191

PARENT COMPANY

SALES VOLUME (thousand tonnes)
	3Q11	2Q12	3Q12
DOMESTIC MARKET	1,006	1,048	1,247
Slabs	1	-	-
Hot Rolled	472	491	568
Cold Rolled	176	186	255
Galvanized	239	264	306
Tin Plate	118	107	118
FOREIGN MARKET	50	46	35
Slabs	-	-	-
Hot Rolled	-	1	1
Cold Rolled	-	-	-
Galvanized	7	5	4
Tin Plate	43	40	30
TOTAL MARKET	1,056	1,094	1,282
Slabs	1	-	-
Hot Rolled	472	492	569
Cold Rolled	176	186	255
Galvanized	246	269	310
Tin Plate	161	147	148

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)
	3Q11	2Q12	3Q12
TOTAL MARKET	1,919	1,814	1,815

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 01, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.